Exhibit 3.3

Amended Text of Constar International Inc.

Amended and Restated Bylaws

ARTICLE IV

CERTIFICATED AND UNCERTIFICATED SHARES

The shares of the Corporation may be certificated or uncertificated, as provided under the GCL. Transfers of shares shall be made on the books of the Corporation only by the registered holder or by duly authorized attorney. Except where a certificate is issued in accordance with the provisions of the next succeeding sentence, in the case of shares represented by a certificate, transfers shall be made only on surrender of the share certificate or certificates representing such shares. In the event of the loss, theft or destruction of any certificate of stock, another certificate or uncertificated shares may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.